Exhibit 99.3

Auris Medical Reports Second Quarter 2018 Financial Results and Provides Business Update

•	Dosing in second Phase 1 clinical trial with intranasal betahistine nearing completion

•	Approaching important interactions with regulatory agencies

•	Progressing with strategic repositioning of Company

Zug, Switzerland, August 15, 2018 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology, today announced financial results for the second quarter ended June 30, 2018 and provided a business update.

“In the past weeks and months we took important steps to reposition our Company“, stated Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “We have refocused our strategy on developing intranasal betahistine for vertigo and mental health supportive care, two areas of great unmet medical need, where betahistine is already well known or has shown promising results, respectively. Based on the superior bioavailability obtained with intranasal delivery compared to the currently used oral formulation, we see a great potential for our AM-125 and AM-201 development programs. As part of the strategic repositioning of the Company, we intend to move forward with our late-stage programs in acute inner ear hearing loss and tinnitus through strategic partnering and/or with non-dilutive funding. Accordingly, we have been able to reduce the Company’s level of operating expenses significantly, which, together with the recent equity raise, has strengthened our financial position.”

Development Program Updates

AM-125 for Vertigo

•	Approaching completion of second Phase 1 clinical trial in healthy volunteers. The third and final part of the randomized placebo-controlled trial with dose escalation of repeated doses of AM-125 (three times daily for three days) is nearing completion. In the first two parts of the trial escalating doses of oral betahistine up to 384 mg and of intranasal betahistine up to 60 mg were administered. The trial will provide important additional data on the pharmacokinetics, safety and tolerability of AM-125. An earlier single dose Phase 1 clinical trial with intranasal betahistine up to 40 mg had shown a relative bioavailability which was 20-40 times higher compared with plasma levels in an independent Phase 1 clinical trial with oral betahistine at 3 x 48 mg/day.[1] Top-line data from the second Phase 1 trial are expected to become available in early October of 2018.

•	Further evidence for dose-dependent effects of betahistine and relationship to bioavailability in animal model of acute vertigo. A peer-reviewed article by Tighilet and colleagues in Frontiers in Neurology[2] showed that a higher dose of betahistine administered to cats following acute loss of unilateral vestibular function resulted in faster improvement of acute symptoms than with a lower dose, accelerated significantly the recovery process. Further, it was associated with a significant increase of histaminergic activity in the hypothalamus and substantially higher bioavailability in blood plasma.

•	Initiated scientific advice procedure with the European Medicines Agency (EMA). The Company initiated a scientific advice procedure with the EMA to discuss the development plan for AM-125 and in particular the planned Phase 2 clinical trial in acute vertigo. The Agency’s feedback is expected in fall of 2018.

AM-201 for Olanzapine-Induced Weight Gain

•	Initiated AM-201 development program with intranasal betahistine for prevention of olanzapine-induced weight gain. In May 2018 the Company announced the expansion of its intranasal betahistine development program beyond the treatment of vertigo into mental health supportive care. Under project code AM-201 the Company will develop intranasal betahistine for the prevention of weight gain associated with the treatment of olanzapine in schizophrenia and bipolar disorder. Preclinical and clinical studies conducted by other parties have demonstrated a key role for the histamine 1 receptor in olanzapine-induced weight gain and betahistine’s capacity to counteract olanzapine’s effect at this receptor through competitive inhibition.

______________________

1 The overall design of that trial is described in Barak et al. (2016), Journal of Psychopharmacology 30(3): 237-241.

2 Tighilet B, Léonard J, Watabe I, Bernard-Demanze L, Lacour M (2018). Betahistine treatment in a cat model of vestibular pathology: pharmacokinetic and pharmacodynamic approaches. Front Neurol. 11(9):431.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

•	Established Scientific Advisory Board for project AM-201. In order to support the AM-201 development program, the Company assembled a Scientific Advisory Board comprising Dr Nir Barak (founder and former Chief Scientific Officer of Obecure, Israel), Dr Christoph Correll (Professor of Child and Adolescent Psychiatry, Charité Medical School, Berlin, Germany), Dr John Kane (Professor and Chairman of Psychiatry at The Donald and Barbara Zucker School of Medicine at Hofstra/Northwell, Hempstead NY), and Dr John Newcomer (Professor of Integrated Medical Science, Charles E. Schmidt College of Medicine, Florida Atlantic University, Boca Raton FL).

•	Initiated preparations for Phase 1 pharmacokinetic/pharmacodynamic clinical trial. The Company has started preparations for a randomized placebo-controlled Phase 1 trial in healthy volunteers to evaluate the safety, pharmacokinetics and pharmacodynamic effects of AM-201 in co-administration with olanzapine. The trial is expected to start in the early 2019.

AM-111 for Acute Inner Ear Hearing Loss

•	Requested FDA guidance on AM-111 development program. The Company was granted a type C meeting with the FDA to discuss the development and regulatory path forward with AM-111. The Agency’s feedback is expected during the third quarter of 2018. The Company had previously obtained scientific advice (protocol assistance) from the EMA, which included endorsement of the proposed design for a single pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss.

Corporate and Other Developments

•	Raised further equity in a $7m public offering. On July 17, 2018 we completed an underwritten public offering of 17,948,717 common shares with 6,282,050 Series A warrants and 4,487,179 Series B warrants. The issue price was $0.39 per share and attached warrants, resulting in net proceeds to the Company of approximately $6.2m.

•	Departure of Andrea Braun, Head of Regulatory and Quality Affairs. Andrea Braun, PhD, who joined Auris Medical in 2016, will leave the Company to pursue a new career opportunity.

Second Quarter 2018 Financial Results

•	Cash and cash equivalents at June 30, 2018 totaled CHF 4.4 million.

•	Total operating expenses for the second quarter of 2018 were CHF 3.1 million compared to CHF 6.0 million for the second quarter of 2017.

•	Research and development expenses for the second quarter of 2018 were CHF 2.0 million compared to CHF 4.7 million for the second quarter of 2017.

•	General and administrative expenses for the second quarter of 2018 were CHF 1.1 million compared to CHF 1.2 million for the second quarter of 2017.

•	Net loss for the second quarter of 2018 was CHF 3.1 million, or CHF 0.50 per share, compared to CHF 5.4 million, or CHF 1.22 per share, for the second quarter of 2017.[3]

The Company continues to expect that its operating expenses in 2018 will be in the range of CHF 10 to 12 million.

___________________

3 Loss per share for second quarter 2017 adjusted for subsequent reverse stock split.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to present the second quarter 2018 financial results and to provide a business update today, August 15, 2018, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 888-254-3590 (USA) or +1 929-477-0448 (International), and enter passcode 8636087. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and mental disorders supportive care. The company is focused on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the treatment of antipsychotic-induced weight gain and somnolence (AM-201). This program is currently in Phase 1. In addition Auris Medical has two Phase 3 programs under development: AM-111 for acute inner ear hearing loss and Keyzilen® (AM-101) for acute inner ear tinnitus. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2017, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Company contact: Hernan Levett, Chief Financial Officer, +41 61 201 1350

investors@aurismedical.com

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Loss
For the Three Months Ended June 30, 2018 and 2017 (in CHF)

	THREE MONTHS ENDED JUNE 30
	2018	2017
Research and development	(2,014,400)	(4,722,899)
General and administrative	(1,098,707)	(1,235,665)
Operating loss	(3,113,107)	(5,958,564)
Interest income	-	14,478
Interest expense	(507,230)	(410,009)
Foreign currency exchange loss, net	22,376	(592,876)
Revaluation gain from derivative financial instruments	607,262	1,527,508
Transaction costs	(97,556)	-
Loss before tax	(3,088,255)	(5,419,463)
Income tax gain	8,727	8,191
Net loss attributable to owners of the Company	(3,079,528)	(5,411,272)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00	804,301	55,810
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00	(34,164)	39,985
Other comprehensive income, net of taxes of CHF 0	770,137	95,795
Total comprehensive loss attributable to owners of the Company	(2,309,391)	(5,315,477)

Basic and diluted loss per share	(0.50)	(1.22)
Average weighted number of shares outstanding, adjusted for effect of reverse stock split	6,117,389	4,432,970

AURIS MEDICAL HOLDING AG

Condensed Consolidated Statement of Financial Position

(in CHF)

	JUNE 30, 2018	DECEMBER 31, 2017
ASSETS
Non-current assets
Property and equipment	206,591	252,899
Intangible assets	1,663,763	1,629,100
Derivative financial instruments	252,351	-
Other non-current financial receivables	76,710	76,710
Total non-current assets	2,199,415	1,958,709

Current assets
Other receivables	365,694	241,281
Prepayments	480,818	652,913
Cash and cash equivalents	4,421,771	14,973,369
Total current assets	5,268,283	15,867,563

Total assets	7,467,698	17,826,272

EQUITY AND LIABILITIES
Equity
Share capital	122,348	19,349,556
Share premium	136,332,887	114,648,228
Foreign currency translation reserve	(52,076)	(33,047)
Accumulated deficit	(139,951,610)	(136,126,946)
Total shareholders (deficit)/equity attributable to owners of the Company	(3,548,451)	(2,162,209)

Non-current liabilities
Loan	-	5,584,297
Derivative financial instruments	412,552	1,836,763
Employee benefits	991,188	1,962,970
Deferred tax liabilities	161,357	178,809
Total non-current liabilities	1,565,097	9,562,839

Current liabilities
Loan	3,618,095	4,542,109
Trade and other payables	2,274,746	1,200,820
Accrued expenses	3,558,212	4,682,713
Total current liabilities	9,451,052	10,425,642
Total liabilities	11,016,149	19,988,481
Total equity and liabilities	7,467,698	17,826,272